

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Sanford C. Bernstein & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC (the "Company") as of December 31, 2020, and the related statements of income, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934, Statement of Assets Deemed Nonallowable in Computing Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934, Computation for Determination of PAB Account Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934, and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us



Pricewaterhouse Coopers LLP

February 26, 2021

We have served as the Company's auditor since 2006.